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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                  MAXIMUS, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   577933 10 4
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                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












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CUSIP NO. 577933 10 4                    13G                  PAGE 2 OF 5 PAGES




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1.      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)

        David V. Mastran

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
        Not Applicable                                               (b) [ ]
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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

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                   5.     SOLE VOTING POWER
                          4,785,431

    NUMBER OF      -------------------------------------------------------------
      SHARES       6.     SHARED VOTING POWER
   BENEFICIALLY           8,120,907
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING      7.     SOLE DISPOSITIVE POWER
      PERSON              4,785,431
       WITH
                   -------------------------------------------------------------
                   8.     SHARED DISPOSITIVE POWER
                          92,704

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,120,907

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        Not applicable                                                     [ ]

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        54.9%

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12.     TYPE OF REPORTING PERSON*

        IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!





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         ITEM 1

(a)      NAME OF ISSUER.

         MAXIMUS, Inc.

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE.

         MAXIMUS, Inc.
         1356 Beverly Road
         McLean, Virginia  22101

ITEM 2

(a)      NAME OF PERSON FILING.

         David V. Mastran

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE.

         MAXIMUS, Inc.
         1356 Beverly Road
         McLean, Virginia  22101

(c)      CITIZENSHIP.

         United States of America

(d)      TITLE OF CLASS OF SECURITIES.

         Common Stock, no par value per share

(e)      CUSIP NUMBER.

         577933 10 4

ITEM 3.  TYPE OF REPORTING PERSON.

         Not applicable; this statement is filed pursuant to Rule 13d-1(c).




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ITEM 4.  OWNERSHIP.

(a)      AMOUNT BENEFICIALLY OWNED.

         As of December 31, 1997, Dr. Mastran beneficially owned 8,120,907 shares of Common Stock of MAXIMUS, Inc. consisting of: (i) 4,785,431 shares held of record by Dr. Mastran, (ii) 92,704 shares held by Dr. Mastran's spouse, Donna J. Muldoon, including 3,575 shares issuable upon exercise of stock options exercisable within the 60-day period following December 31, 1997 and (iii) an aggregate of 3,242,772 shares held by (a) Raymond B. Ruddy (2,222,772 shares), (b) the Raymond B. Ruddy Grantor Retained Annuity Trust (the "Ruddy Trust") (1,000,000 shares) and (c) the Ruddy-Pavlik Family Trust (the "Family Trust") (20,000 shares). Pursuant to Mr. Ruddy's employment agreement with MAXIMUS, Inc., all shares held by each of Mr. Ruddy, the Ruddy Trust and the Family Trust are required to be voted as directed by Dr. Mastran until September 30, 2001. Dr. Mastran does not, however, have dispositive power over any such shares.

         The inclusion herein of any shares deemed beneficially owned under Rule 13d-3 of the Act does not constitute an admission of beneficial ownership of such shares.

(b)      PERCENTAGE OF CLASS.

         54.9%, which percentage is based on 14,790,970 shares outstanding as of December 31, 1997.

(c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:                     4,785,431
         (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:                   8,120,907(1)(2)
         (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:        4,785,431
         (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:         92,704(2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

--------

(1) Includes 2,222,772 shares, 1,000,000 shares and 20,000 shares held by Mr. Ruddy, the Ruddy Trust and the Family Trust, respectively, who are obligated by written agreement to vote such shares in a manner consistent with instructions received from Dr. Mastran until September 30, 2001.

(2) Includes 89,129 shares and 3,575 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1997 held of record by Ms. Muldoon.



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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Of the shares reported in Item 4, Ms. Muldoon holds an aggregate of 92,704 shares, consisting of 89,129 shares held of record and 3,575 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1997, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

         Of the shares reported in Item 4, Mr. Ruddy, the Ruddy Trust and the Family Trust hold of record 2,222,772 shares, 1,000,000 shares and 20,000 shares, respectively, and have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities. Dr. Mastran disclaims beneficial ownership of such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable; this statement is filed pursuant to Rule 13d-1(c).


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 1998



/s/ David V. Mastran
---------------------------------
David V. Mastran




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